Mail Stop 4561

October 7, 2008

VIA U.S. MAIL AND FAX 773-304-3194

Eddie R. Munson
Chief Financial Officer
BearingPoint, Inc.
1676 International Drive
McLean, VA 22102

> **Re: BearingPoint, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-31451**

Dear Mr. Munson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Report of PricewaterhouseCoopers LLP, page F-3

1.   Please tell us how the auditor's report complies with paragraph 8(b) of AU Section 508, or tell us why they did not include a statement that the financial statements were audited.

Consolidated Statements of Operations, page F-5

2.   Please tell us how your presentation of insurance settlement complies with U.S. GAAP, or tell us why you believe it was not necessary to classify this recovery in a manner consistent with the related losses. Within your response, reference the authoritative accounting literature that management relied upon.

Consolidated Statements of Cash Flows, page F-8

3.   Please tell us how you complied with SFAS 95, or tell us why you believe it was not necessary to classify your decrease (increase) in restricted cash as cash flows from financing activities, as it appears that restricted cash was a requirement of the 2005 Credit Facility.

Notes to Consolidated Financial Statements

13. Stock-Based Compensation

Long-Term Incentive Plan, page F-39

4.   On page F-41, you state that "Certain of the Company's stock-based compensation awards continue to vest and do not accelerate vesting upon retirement or at the attainment of retirement eligibility; therefore, the requisite service period subsequent to attaining such eligibility is considered non-substantive." This statement appears to be contradictory. Please tell us what is meant by this statement. Also, to the extent you have any awards that continue to vest and do not accelerate vesting upon retirement, please tell us how your policy complies with SFAS 123(R).

Performance Share Units, page F-44

5.   It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Specifically, it does not appear that you have disclosed the risk-free rate and the expected volatility used in the Monte Carlo lattice-pricing model. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Form 10-Q for the quarterly period ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six Months ended June 30, 2008 Compared to Six Months ended June 30, 2007

Revenue, page 31

6.   Please tell us the nature of the $7.7 million in revenue recorded during 2008 but earned in earlier periods. Within your response, please tell us how management determined this item should not be accounted for as a correction of an error. Please refer to SFAS 154.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief